Exhibit 99.1

Engine Capital LP

1345 Avenue of the Americas, 33rd Floor

New York, NY 10105

(212) 321-0048

July 18, 2019

Mr. Jim Green

Chairman and CEO

Harvard Bioscience, Inc.

84 October Hill Road

Holliston, MA 01746

cc: Members of the Board of Directors

Dear Jim:

Thank you for taking the time to speak with us yesterday. As you know, Engine Capital LP, together with its affiliates (“Engine”), has become one of the largest shareholders of Harvard Bioscience, Inc. (“Harvard Bioscience”, “HBIO” or the “Company”) with an ownership of 8.5%. Harvard Bioscience represents a significant investment for Engine. We invested in Harvard Bioscience because of the quality and stability of its businesses, its strong brand names and market positioning in the niche markets in which it operates, our belief that the Company is deeply undervalued, and the fact that there are opportunities readily within the control of the Board of Directors (the “Board”) to significantly increase shareholder value.

For context, Engine is a value-oriented investment firm launched in July 2013. Since its launch, Engine has negotiated board representation or settlements at 17 public companies and added 27 highly-qualified new board members to these companies. We have followed Harvard Bioscience and the industry for a number of years. As part of our due diligence, we have had an opportunity to discuss Harvard Bioscience and its prospects with competitors, customers and former employees. We also had the opportunity to discuss the business and its prospects over the last few months with the Company’s CEO at the time, Mr. Jeffrey Duchemin. These discussions have led us to the conclusion that Harvard Bioscience is a high-quality asset that is currently misunderstood by the market and significantly undervalued after losing 70.8% of its value over the last year and 42.4% over the last three years1.

1 Performance as of July 8, 2019 close

As you know, Harvard Bioscience has been built over time through acquisitions. The Company’s niche markets are stable, recession resistant, but low growth. The Company therefore needs to make acquisitions to accelerate its growth and appeal to public market investors. Unfortunately, the Company has put itself in a difficult strategic position. It is too levered to pursue larger value-creating acquisitions following the purchase of Data Science International and its stock is now too cheap to be used as a currency to make acquisitions. Following the Data Science International acquisition, the Board missed a significant opportunity to take advantage of the higher HBIO stock price to raise equity, reduce leverage and position itself for other acquisitions. As a consequence, HBIO is now an orphaned equity that is trading well below the strategic value of its assets. The CEO’s resignation earlier this week further adds execution risks to an already difficult situation, and, frankly, we question the timing of this decision given the recent management turmoil over the last year, especially the absence of a CFO.

Clearly, the status quo at Harvard Bioscience is untenable and the Board needs to take decisive actions to avoid further shareholder value deterioration. The Board needs to create the right environment to rebuild shareholder value, and in our opinion, needs to immediately focus on the following aspects of its business:

A.	Corporate governance and Board composition.

We believe that Harvard Bioscience should adhere to corporate governance best practices. In that regard, we were surprised by the Board’s decision to combine the role of CEO and Chairman, especially because the positions were separated under the prior CEO. In our view, there are frankly no good reasons to recombine the positions and we question the Board’s decision to do so. We also believe that the Company should immediately take steps to declassify the Board. We think annual elections of directors create more accountability within an organization.

We also believe that the Board could be strengthened through the addition of new directors with strong and relevant backgrounds. Given the balance sheet, capital allocation and M&A issues we raise in this letter, Engine thinks that it is important to add new Board members with particular financial skillsets as well as public market and capital allocation experience. Further, the Board would be strengthened by having stronger shareholder representation. We note that the current Board members own a de minimis amount of equity.

Finally, we are very concerned that no Board member has bought a single share of stock in the public market during the last few months, despite the stock price hitting all-time lows. The fact that not a single director was willing to invest in the stock after the recent selloff is disappointing and gives us concern regarding the culture of stock ownership at the Company and the Board’s confidence in the future prospects of the Company.

B.	Executive compensation

We were extremely disappointed by the employment agreement between the Company and Mr. James Green. In particular, the equity component of Mr. Green’s employment agreement is troubling. Mr. Green just received 864,307 time-vested shares and another 418,360 performance shares linked to the achievement of a relative total shareholder return. Given how low the stock price has fallen following the removal of the stock from the Russell 2000 index just a few days ago, we suspect HBIO will handily outperform the chosen benchmark. Therefore, de-facto, the Board just gave Mr. Green the equivalent of 1,282,667 time-vested shares. This represents around 3.4% of the Company, an incredibly high level of dilution for an initial grant. By contrast, we note that Mr. Duchemin’s initial grant was 100% stock-option based, not restricted stocks, and that in general, his compensation package was heavily skewed towards stock options. We believe a grant of stock options to Mr. Green would have been a lot more appropriate. Alternatively, the Compensation Committee and the Board could have exclusively granted performance shares with operational targets for Mr. Green to reach. We call on the Board and Mr. Green to renegotiate this inappropriate compensation package.

C.	Management turnover

We are extremely concerned with recent management turnover, and in particular, the recent departure of CFO Kam Unninayar after only a few months on the job. This follows the departure of the prior CFO Robert Gagnon in August 2018. We also note the departure of Mr. Yong Sun in December 2018. Based on our due diligence, we believe other members of the management team, including a controller, have also left. This is obviously extremely worrisome, especially at a company of this size, where the management team is smaller and there are fewer people ready to step up and take over. Hiring a permanent CFO and retaining key individuals has to be one of the Board’s primary focuses, especially as the stock has now dropped significantly and management’s stock options are underwater. We believe there are multiples ways to achieve this. One way would be to grant senior management a new batch of options struck at the current lower stock price. These options would not only re-incentivize management but would also provide retention benefits since they would vest over time. We would also strongly suggest that these options immediately vest upon a change in control to act as a “transaction bonus” in case of a sale of the Company. There may be other effective ways to structure these retention packages.

D.	Debt refinancing

We believe the Company can significantly reduce its interest rate by refinancing its debt with a more traditional bank and potentially save a couple million dollars per year that could be used to reduce leverage and improve free cash flows. This is something that should not be delayed as the financing environment can rapidly change.

E.	Margin opportunity

We believe there is a significant margin opportunity at HBIO. As you can see in the chart below, SG&A (including R&D) expenses have significantly increased over the last few years. From 2009 to 2014, SG&A expenses were in a narrow band between 36% and 37% of revenue. In 2018, SG&A expenses were at 47% of revenue, a significant increase. We believe there are opportunities to close this gap, including further consolidation from recent acquisitions. This opportunity is obviously very material – if HBIO could return to its historical cost structure, it could earn an additional $12 million pre-tax, almost doubling its operating income.

SG&A (including R&D) as a % of Revenue
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
36.5%
35.8%
35.3%
36.7%
37.4%
36.7%
43.1%
44.8%
49.4%
47.0%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

F.	Review of the Company’s strategic alternatives

Given the strategic quandary we highlighted above, the significant shareholder value destruction, and the execution risks the Company faces, we believe it is important for the Board to start considering a review of the Company’s strategic alternatives. We believe that it is incumbent upon the Board, in accordance with its fiduciary duties, to explore all opportunities to close the significant value gap and unlock shareholder value. We suspect the Company would be a lot more valuable to a strategic buyer or, more likely, a private equity buyer who could use Harvard Bioscience as a platform company and significantly accelerate its growth through M&A, something that is difficult for the Company in the public market, as we have discussed. We also estimate the Company would save around $2 million in a private setting, a meaningful number in light of the Company’s current valuation. Based on our experience, we believe the Company would fetch a price between $3.50 and $4.00 per share, which would represent a substantial premium compared to where the stock trades currently. Since no Board member has bought shares when the stock was trading for as low as $2 per share during the last few weeks, we can’t imagine the Board would argue that this price range undervalues the Company. Based on our due diligence, we believe the Company has already been approached in the recent past by potential buyers.

In conclusion, we believe that the Board has a unique opportunity to create significant shareholder value, but in order to do so, the Board must act with urgency. We look forward to working constructively with the Board and intend to monitor closely the developments at the Company. We must, however, reserve our rights to take whatever actions in the future we believe may be required to protect the best interests of shareholders.

Very truly yours,
/s/ Arnaud Ajdler
Arnaud Ajdler
Managing Partne